SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

ULTRAPAR PARTICIPAÇÕES S.A. PUBLICLY TRADED COMPANY CNPJ/MF Nº 33.256.439/0001-39 NIRE 35.300.109.724
BRASKEM S.A. PUBLICLY TRADED COMPANY CNPJ/MF Nº 42.150.391/0001-70 NIRE 29.300.006.939	PETROLEO BRASILEIRO S.A. PUBLICLY TRADED COMPANY CNPJ/MF Nº 33.000.167/0001-01 NIRE 33.300.032.061

MATERIAL NOTICE

Braskem S.A. (“Braskem”), Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) and Ultrapar Participações S.A. (“Ultrapar”), hereby announce in accordance with, and for the purposes of complying with CVM Rule Nº 358/02, that Ultrapar, as a commission agent and in accordance with the Investment Agreement entered into and between Braskem, Petrobras and Ultrapar - as released in the Material Notice dated March 19, 2007- transferred the petrochemical assets of the Ipiranga Group to Braskem and Petrobras.

The petrochemical assets transferred are represented by the shares indirectly owned by Ultrapar at Ipiranga Química S.A. (“IQ”), which was transferred to Braskem and Petrobras, in the proportion of 60% and 40% of the voting and total capital of IQ, respectively.

IQ owns 100% of the voting and the total capital of Ipiranga Petroquímica S.A., which owns 39.2% of the voting and the total capital of Copesul – Companhia Petroquímica do Sul.

São Paulo, February 27, 2008.

Carlos Fadigas Financial and Investor Relations Officer BRASKEM S.A.	Almir Guilherme Barbassa Financial and Investor Relations Officer PETROLEO BRASILEIRO S.A.	André Covre Financial and Investor Relations Officer ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.